

July 29, 2009

Mail Stop 4631

Via U.S. Mail and Facsimile @ (212) 407-4990

Wenbing Christopher Wang
Chief Financial Officer
Fushi Copperweld, Inc.c/o Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

Re: **Fushi Copperweld, Inc.**
Registration Statement on Form S-3
Filed on: July 6, 2009
File No.: 333-160449

Dear Mr. Wang:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the completion of our review of your registration statement is subject to the resolution of our outstanding comments on your December 31, 2008 Form 10-K.

Description of the Securities We May Offer, page 4

Debt Securities, Page 8

2. Based on your description of debt securities, it appears that two different classes of debt securities (senior and subordinated) will be issued under two separate indentures. However, we note that you have filed only one indenture as Exhibit 4.10. Please reconcile your registration statement disclosures with the terms of the indenture and make any necessary changes to make them consistent. Otherwise, if the debt securities will be issued pursuant to two different indentures, please file the missing indenture as an exhibit to the registration statement.

3. Please note that the indenture filed as Exhibit 4.10 does not contain a cross reference sheet showing the location in the indenture of the provision inserted pursuant to Sections 310 through 318(a) of the Trust Indenture Act of 1939, as required by Item 601(b)(4)(iv)(B) of Regulation S-K. Please re-file your indenture to include the cross-reference sheet.

Selling Stockholder, page 23

4. Your disclosure references a single "Selling Stockholder"; however, in the selling shareholder table you list, in addition to the Kuhns Brother, Inc., three other selling shareholders (Guerrilla Partners, LP, Hua-Mei 21st Century Partners, LP, and Hua-Mei 21st Century, LLC). Please revise your disclosures throughout the registration statement to remove any discrepancies as to who the selling shareholders are. If the selling shareholders represent affiliated entities, please make the necessary disclosures to properly characterize the relationships among them.

5. We note that there is no disclosure regarding the 300,000 shares of common stock issuable upon the exercise of the warrants, which are being registered for resale. Please explain how the warrants were issued, and to the extent applicable, please describe the material terms of any agreement pursuant to which these warrants were originally issued, the aggregate proceeds to the company and whether these warrants or the underlying securities have any registration or other similar rights.

6. Please file or incorporate by reference any agreement associated with the 2,300,000 shares of common stock being offered by Kuhns Brothers, Inc., in accordance with Items 601(b)(4) or (10) of Regulation S-K, as applicable With respect to the 300,000 shares of common stock issuable upon the exercise of the warrants, please tell us which of the Exhibits 4.4 through 4.12 relate to the issuance of the warrants and any rights related to them.

7. Please disclose whether any of the entities listed in the selling stockholders table, other than Kuhns Brothers, Inc., are broker-dealers or affiliates of a broker-dealer.

Part II – Information Not Required in Prospectus

Item 16. Exhibits

8. We note your footnote disclosure to Exhibit 5.2, Opinion of Lewis and Roca LLP as to the legality of the securities being registered under the Offering Prospectus. Please note that the legality opinion of the securities being offered must be filed at the time the securities are first included in a shelf registration statement. Please see Item 601(b)(5)(i) of Regulation S-K. For additional guidance please see Q&A 212.05 of Compliance and Disclosure Interpretations related to Securities Act Rules, found in the Division of Corporation Finance page of the Commission's web site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. At the time of a take-down, you may incorporate by reference into the registration statement the amended legal opinion by filing it under cover of Form 8-K.

9. We note your footnote disclosure to Exhibit 25 related to Statement of Eligibility of Trustee, Form T-1.   Please note that you may not file Form T-1 in a post effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. For further guidance, please see Section 220.01 of Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, found in the Division of Corporation Finance page of the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. You may rely on Section 305(b)(2) of the Trust Indenture Act and file Form T-1 under electronic form type "305B2". Please advise.

Exhibit 5.1 Legal Opinion of Murtha Cullina LLP

10. We note the assumptions made by counsel in the second paragraph of the legal opinion, and in particular the assumptions set forth in clauses (f) and (g) in that paragraph. Please note that it is inappropriate for counsel to assume material facts underlying the opinion or facts that are readily ascertainable such as due authorization of the applicable corporate documents by the company. Also it is unclear what it is intended by the reference regarding "representations and warranties" set forth in the registration statement, since the Issued Shares and Warrant Shares relate to the resale transaction by the selling shareholders. Please revise.

11. Please delete paragraphs (e) through (h) in the penultimate paragraph on page 2 and the first paragraph on page 3 as inappropriate.

*   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Brigitte
Lippmann, Senior Staff Attorney, at (202) 551-3713 with any questions.

Sincerely,

Pamela A. Long
Assistant Director